FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        For the month of April 2005 No.2

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [_]     No [X]

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     On April 13, 2005, the Registrant announced the debut of its in-house 0.18-
and 0.13-micron libraries. Attached hereto as Exhibit 99.1 is a copy of the press release.

     On April 13, 2005, the Registrant announced that Synopsys will distribute Tower Semiconductor's 0.18- and 0.13-micron silicon libraries within DesignWare library. Attached hereto as Exhibit 99.2 is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TOWER SEMICONDUCTOR LTD.



Date: April 13, 2005                        By: /s/ Nati Somekh Gilboa
                                            --------------------------
                                            Nati Somekh Gilboa
                                            Corporate Secretary